


06002810

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SECURIT. ...ISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/05 _____ AND ENDING _____ 12/31/05 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    Widmann, Siff & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    551 West Lancaster Avenue, Suite 304
                                  (No. and Street)

    Haverford   PA   19041
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Kim M. Davis, Vice-President   (610) 520-0500
                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Briggs, Bunting & Dougherty, LLP
                  (Name – *if individual, state last, first, middle name*)

Two Penn Center Plaza, Suite 820	Philadelphia	PA	19102-1732
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Ernest R. Widmann _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Widmann, Siff & Co., Inc. _____, as of _____ December 31 _____, 20 __05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WIDMANN, SIFF & CO., INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

YEAR ENDED DECEMBER 31, 2005

BRIGGS
BUNTING &
DOUGHERTY, LLP

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Widmann, Siff & Co., Inc.
Haverford, Pennsylvania

We have audited the accompanying statement of financial condition of Widmann, Siff & Co., Inc. (an S Corporation) as of December 31, 2005, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Widmann, Siff & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
January 13, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Widmann, Siff & Co., Inc.			N 3					100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/05	99
SEC FILE NO.	8-36247	98
Consolidated		198
Unconsolidated	X	199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 122,878	200			$ 122,878	750
2. Receivables from brokers or dealers:						
A. Clearance account	3 5,758	295				
B. Other		300	$	550	5,758	810
3. Receivables from non-customers		355	39,776	600	7 39,776	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities	4	430				850
5. Securities and/or other investments not readily marketable:						
A. At cost 2 $ _____						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ _____						
B. Other securities $ _____						
7. Secured demand notes		470		640		890
market value of collateral:						
A. Exempted securities $ _____						
B. Other securities $ _____						
8. Memberships in exchanges:						
A. Owned, at market $ _____						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			6	660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535		735		930
12. TOTAL ASSETS	5 $ 128,636	540	$ 39,776	740	$ 168,412	940

OMIT PENNIES

See accompanying notes

BROKER OR DEALER Widmann, Siff & Co., Inc.	as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	21,640 [1385]	21,640 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders 9 $			
2. Includes equity subordination (15c3-1(d)) of...... $			
B. Securities borrowings, at market value from outsiders $		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $			
2. Includes equity subordination (15c3-1(d)) of...... $			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ 21,640 [1450]	$ 21,640 [1760]

Ownership Equity

21. Sole proprietorship	15 $	[1770]
22. Partnership (limited partners 11 $ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	105	[1792]
C. Additional paid-in capital	73,656	[1793]
D. Retained earnings	73,011	[1794]
E. Total	146,772	[1795]
F. Less capital stock in treasury	16 ( )	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 146,772	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 168,412	[1810]

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Widmann, Siff & Co., Inc.   as of   12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 146,772	3480
2.	Deduct ownership equity not allowable for Net Capital 19	(-)	3490
3.	Total ownership equity qualified for Net Capital	146,772	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	3520
	B. Other (deductions) or allowable credits (List)	-	3525
5.	Total capital and allowable subordinated liabilities	$ 146,772	3530
6.	Deductions and/or charges: 17		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ _____ 39,776 _____ [3540]		
	B. Secured demand note deficiency .... - [3590]		
	C. Commodity futures contracts and spot commodities-		
	proprietary capital charges .... - [3600]		
	D. Other deductions and/or charges .... - [3610]	(39,776)	3620
7.	Other additions and/or allowable credits (List)		3630
8.	Net capital before haircuts on securities positions 20	$ 106,696	3640
9.	Haircuts on securities (computed, where applicable,		
	pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments .... $ _____ [3660]		
	B. Subordinated securities borrowings .... _____ [3670]		
	C. Trading and investment securities:		
	1. Exempted securities .... 18 _____ [3735]		
	2. Debt securities .... _____ [3733]		
	3. Options .... _____ [3730]		
	4. Other securities .... _____ [3734]		
	D. Undue Concentration .... _____ [3650]		
	E. Other (List) .... _____ [3736]	( )	3740
10.	Net Capital	$ 106,696	3750

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital
pursuant to Rule 15c3-1.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Widmann, Siff & Co., Inc.   as of____12/31/05_____

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)..$ _____-_____ 3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A)...$ ____5,000____ 3758
13. Net capital requirement (greater of line 11 or 12)...$ ____5,000____ 3760
14. Excess net capital (line 10 less 13)..$ ___101,996___ 3770
15. Excess net capital at 100% (line 10 less 10% of line 19)..22 $ ___106,996___ 3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. liabilities from Statement of Financial Condition...$ _____-_____ 3790
17. Add:
    A. Drafts for immediate credit ....21 $ _____ 3800
    B. Market value of securities borrowed for which no equivalent
       value is paid or credited... $ _____ 3810
    C. Other unrecorded amounts (List)... $ _____ 3820 $ _____ 3838
19. Total aggregate indebtedness...$ _____-_____ 3840
20. Percentage of aggregate indebtedness to net capital (line 19 ② by line 10)..%_____-_____ 3750
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d).........................%_____-_____ 3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
    and consolidated subsidiaries' debits..$ _____ 3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A)..............................23 $ ___N/A___ 3880
24. Net capital requirement (greater of line 22 or 23)..$ ___N/A___ 3760
25. Excess net capital (line 10 less 24)..$ ___N/A___ 3910
26. Net capital in excess of:
    5% of combined aggregate debit items or $120,000..$ _____ 3920

OMIT PENNIES

NOTES:
(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
    covered by subordination agreements not in satisfactory form and the market values of memberships in
    exchanges contributed for use of company (contra to item 1740) and partners' securities which were
    included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non-allowable assets.

See accompanying notes

3/83   Page 4

BROKER OR DEALER   Widmann, Siff & Co., Inc.

For the period (MMDDYY) from 24   01/01/05   **3932** to   12/31/05   **3933**

Number of months included in this statement _____ 12 _____ **3931**

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange ... $	64,494	**3935**
b. Commissions on listed option transactions ... 25		**3938**
c. All other securities commissions	38,106	**3939**
d. Total securities commissions	102,600	**3940**
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		**3945**
b. From all other trading		**3949**
c. Total gain (loss)		**3950**
3. Gains or losses on firm securities investment accounts		**3952**
4. Profit (loss) from underwriting and selling groups ... 26		**3955**
5. Revenue from sale of investment company shares		**3970**
6. Commodities revenue		**3990**
7. Fees for account supervision, investment advisory and administrative services		**3975**
8. Other revenue	1,445,434	**3995**
9. Total revenue	1,548,034	**4030**

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ... $	707,159	**4120**
11. Other employee compensation and benefits ... 27	342,766	**4115**
12. Commissions paid to other broker-dealers		**4140**
13. Interest expense		**4075**
a. Includes interest on accounts subject to subordination agreements ... _____ **4070**		
14. Regulatory fees and expenses	15,731	**4195**
15. Other expenses	482,378	**4100**
16. Total expenses ... $	1,548,034	**4200**

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) ... $	-	**4210**
18. Provision for Federal income taxes (for parent only) ... 28	-	**4220**
19 Equity in earnings (losses) of unconsolidated subsidiaries not included above	-	**4222**
a. After Federal income taxes of ... _____ **4238**		
20. Extraordinary gains (losses)	-	**4224**
a. After Federal income taxes of ... _____ **4239**		
21. Cumulative effect of changes in accounting principles		**4225**
22. Net income (loss) after Federal income taxes and extraordinary items ... $	-	**4230**

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ... $	-	**4211**

See accompanying notes

BROKER OR DEALER   Widmann, Siff & Co., Inc.

For the period (MMDDYY) from _____01/01/05_____ to _____12/31/05_____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period ....$ ____146,772____		4240
A. Net income (loss) .... ____-____		4250
B. Additions (includes non-conforming capital of ....29_____	4262) ____-____	4260
C. After Federal income taxes of.. _____	4272) ____-____	4270
2. Balance, end of period (From item 1800) ....$ ____146,772____		4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period ....30 $ _____	4300
A. Increases.. _____	4310
B. Decreases.. _____	4320
4. Balance, end of period (From item 3520) ....$ _____	4330

OMIT PENNIES

See accompanying notes

3/78   Page 6

| BROKER OR DEALER | Widmann, Siff & Co., Inc. | as of | 12/31/05 |

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... _____ 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... _____ 4560

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm 31 _____ Pershing LLC _____ 4335 ____ X ____ 4570

D. (k) (3)—Exempted by order of the Commission .... _____ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 42 ____ -0- ____ [4699]
OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION
    1.   Equity Capital
    2.   Subordinated Liabilities
    3.   Accruals
    4.   15c3-1(c)(2)(iv) Liabilities

See accompanying notes

WIDMANN, SIFF & CO., INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in	
Investment advisory fees receivable	(25,872)
Receivable from clearing broker	6,419
Increase (decrease) in	
Unearned investment advisory fees	(21,050)
Net cash provided by operating activities	(40,503)
CASH	
Beginning of year	163,381
End of year	**$122,878**

WIDMANN, SIFF & CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Widmann, Siff & Co., Inc. (the *"Company"*) is a registered investment advisor and institutional research firm. The Company is also registered as a securities broker and dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables. The Company deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC insurance limit or not covered by the FDIC. Receivables are substantially from clients throughout the United States. The Company does not require collateral to support accounts receivable.

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Investment Advisory Fees Receivable

Investment advisory fees receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to allowance for doubtful accounts based on various factors, including credit risk of specific customers, age of receivables outstanding, historical trends and other information. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance account and a credit to investment advisory fees receivable. Changes in the valuation allowance have not been material to the financial statements. The Company generally does not charge interest on investment advisory fees receivable.

Revenue Recognition

The Company provides investment advisory services to private investment accounts. Investment advisory fees are accrued as earned pursuant to the terms of separate investment advisory agreements. As provided in the agreements, the Company receives advisory fees calculated at a negotiated percentage of the net assets under management. Commission income and related clearance charges are recorded on a trade date basis.

Advertising Costs

Advertising costs are generally charged to operations in the year incurred and amounted to $270 in 2005.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation for both federal and state income tax purposes. All income taxes on net earnings are payable by the stockholders of the Company, and, accordingly, no provision for income taxes is required.

WIDMANN, SIFF & CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

---

(2) RETIREMENT PLAN

The Company has a savings profit-sharing plan pursuant to Section 401(k) of the Internal Revenue Code, which covers substantially all employees. This plan provides that employees may contribute up to 100% of their compensation (subject to the annual limitation imposed by the Internal Revenue Code) to the plan and these contributions are not subject to federal income tax. The Company may make annual contributions as determined by the Company's Board of Directors. The Savings Profit-Sharing plan expense for the year ended December 31, 2005 was $21,766.

(3) OPERATING LEASE COMMITMENTS

The Company leases its principal operating facility under a non-cancelable operating lease, which expires January 31, 2007. This lease requires the Company to pay utilities and its proportionate share of building operating expenses, which exceed base year costs. In addition, the Company also leases office equipment under two non-cancelable operating leases, which expire in 2006. Rent expense under these leases was $88,687 for the year ended December 31, 2005.

The future minimum lease payments under non-cancelable operating leases having initial or remaining terms in excess of one year as of December 31, 2005 are as follows:

2006	$90,260
2007	6,813
	$97,073

(4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for broker/dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $106,696, which was $101,696 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2005.

For additional information, the Company's statement of financial condition filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 is available for inspection at the Company's main office or at the regional office of the Securities and Exchange Commission.

(5) RETAINED EARNINGS

The balance in retained earnings consists of $68,059 in the accumulated adjustment account and $4,952 in the accumulated earnings and profits account.

(6) RELATED PARTY TRANSACTIONS

The Company paid $55,812 in 2005 to certain stockholders for consulting services.

BRIGGS
BUNTING &
DOUGHERTY, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
Widmann, Siff & Co., Inc.
Haverford, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Widmann, Siff & Co., Inc. (the *"Company"*), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (*"SEC"*), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Briggs, Bunting & Dougherty, LLP

Philadelphia, Pennsylvania
January 13, 2006